                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            PDS FINANCIAL CORPORATION
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                  69329T 10 5
                                  -----------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s))

CUSIP No.        69329T 10 5     13G
             ------------------

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Johan P. Finley
     ###-##-####


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     Not applicable                  (a) / /
                                     (b) / /

3)   SEC USE ONLY


4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen

      NUMBER OF     5)   1,075,286 SOLE VOTING POWER
                         (Excludes 11,200 shares held as co-trustee of
       SHARES            a trust for minor child)
    BENEFICIALLY
      OWNED BY      6)   1,086,486 SHARED VOTING POWER
                         (Includes 11,200 Shares held as co-trustee of a
        EACH             trust for minor child)
      REPORTING
       PERSON       7)   1,075,286 SOLE DISPOSITIVE POWER
        WITH
                    8)   1,086,486 SHARED DISPOSITIVE POWER


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,086,486* Includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee.

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /x/

     * Excludes 366,377 shares held by spouse with sole voting power for which beneficial interest is disclaimed.

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     30.8%

12)  TYPE OF REPORTING PERSON

     IN

                                     SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER.
---------------------------

     PDS Financial Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
------------------------------------------------------------

     6442 City West Parkway, Suite 300
     Eden Prairie, MN   55344

ITEM 2(a). NAME OF PERSON FILING.
---------------------------------

     Johan P. Finley

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.
------------------------------------------------

     6442 City West Parkway, Suite 300
     Eden Prairie, MN   55344

ITEM 2(c). CITIZENSHIP.
-----------------------

     United States of America (Nevada)

ITEM 2(d). TITLE OF CLASS OF SECURITIES.
----------------------------------------

     Common Stock, $.01 par value per share

ITEM 2(e). CUSIP NUMBER.
------------------------

     69329T 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13(d)-2(b),
-----------------------------------------------------------------------------
CHECK WHETHER THE PERSON FILING IS A:
-------------------------------------

     (a)  [  ] Broker or Dealer registered under Section 15 of the Act

     (b)  [  ] Bank as defined in section 3(a)(6) of the Act

     (c)  [  ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Advisers Act of 1940

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)  [  ] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

     (h)  [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.
-------------------

     All of the following information is given as of December 31, 1997.

(a) Amount Beneficially Owned: 1,086,486 shares (excludes 244,786 held by spouse for which beneficial interest is disclaimed)

(b)  Percent of Class:  30.8%

(c)  Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote:  1,075,286

       (ii)    shared power to vote or direct the vote:  1,086,486

      (iii)    sole power to dispose or to direct the disposition of:  1,075,286

       (iv)    shared power to dispose or to direct the disposition of:
               1,086,486

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
-----------------------------------------------------

     Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
-----------------------------------------------------------------------

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
------------------------------------------------------------------------------
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
---------------------------------------------------------

     Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
------------------------------------------------------------------

     Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
---------------------------------------

     Not applicable

                                  SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certificates that the information set forth in this statement is true, complete and correct.

Date: February 13, 1998



                                    /s/ Johan P. Finley
                                   ---------------------------------
                                   Johan P. Finley